December 17, 2024

Charles H. R. Bracken
Chief Financial Officer
Liberty Global Ltd.
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

       Re: Liberty Global Ltd.
           Form 10-K for the Year Ended December 31, 2023
           Filed February 15, 2024
           File No. 001-35961
Dear Charles H. R. Bracken:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology